UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                               CIDCO Incorporated
                               ------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    171768104
                                    ---------
                                 (CUSIP Number)

                                December 31, 1998
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]      Rule 13d-1(b)

                  [x]      Rule 13d-1(c)

                  [ ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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



CUSIP No. 171768104

1        NAME OF REPORTING PERSON: PAUL G. LOCKLIN
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:              (a) [ ]
                                                                        (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS: N/A

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e):                                    [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION: U.S.


        NUMBER OF           7       SOLE VOTING POWER: 966,300
          SHARES
       BENEFICIALLY         8       SHARED VOTING POWER:  0
         OWNED BY
           EACH             9       SOLE DISPOSITIVE POWER: 966,300
        REPORTING
       PERSON WITH         10      SHARED DISPOSITIVE POWER:  0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         REPORTING PERSON: 966,300

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.8%.

14       TYPE OF REPORTING PERSON: IN






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



     Amendment No. 4 of this Statement is amended to read in its entirety as follows:

Item 1.

     (a) CIDCO Incorporated.

     (b) 220 Cochrane Circle, Morgan Hill, California 95037.


Item 2.

     (a) Paul G. Locklin

     (b) 220 Cochrane Circle, Morgan Hill, California 95037.

     (c) United States.

     (d) Common Stock, par value $.01 per share.

     (e) 171768104.


Item 3. If this statement is filed pursuant to ss.ss. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the filing person is a:

     (a) - (j) Not applicable.


Item 4.  Ownership.

     (a) 966,300 shares of Common Stock (includes 848,800 shares of Common Stock, 10,000 shares of Common Stock held as trustee FBO Matthew Locklin, and 107,500 currently exercisable options to purchase Common Stock).

     (b)  6.8%.

     (c) (i) Reporting Person has sole power to vote 966,300 shares of Common Stock.

          (ii) Reporting Person does not share power to vote or direct the vote of any shares of Common Stock.

          (iii)Reporting Person has sole dispositive power over 966,300 shares of Common Stock.



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



          (iv) Reporting Person does not share dispositive power over any shares of Common Stock.


Item 5.  Ownership of Five Percent or Less of a Class.

     Not applicable.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     Not applicable.


Item 8.  Identification and Classification of Members of a Group.

     Not applicable.


Item 9.  Notice of Dissolution of Group.

     Not applicable.


Item 10. Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired in connection with or as a participant in any transaction having that purpose or effect.





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


                                    SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                            February 17, 1999


                                            /s/ Paul G. Locklin
                                            -------------------
                                            Paul G. Locklin
                                            President & Chief Executive Officer





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